Filed pursuant to Rule 424(b)(3)

File Nos. 333-238296 and 811-23569

Versus Capital Infrastructure Income Fund

(the “Fund”)

Supplement dated April 15, 2024 to the

Prospectus, dated February 27, 2024, as amended

Versus Capital Advisors LLC has agreed to voluntarily waive a portion of its investment management fee and/or reimburse certain direct expenses of the Fund such that the Fund’s total annual expense ratio does not exceed certain specified amounts. Accordingly, effective immediately, the Fund’s Prospectus is revised as follows.

The second paragraph in the “Adviser and Investment Management Fee” sub-section of the “Management of the Fund” section of the Prospectus is replaced in its entirety with the following:

In consideration for its investment management services, the Fund pays the Adviser an Investment Management Fee equal to 1.00% annually of the average daily NAV of the Fund. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. The Adviser has agreed to voluntarily waive 50% of the Investment Management Fee paid by the Fund until the date following commencement of the Fund’s public offering of Shares on which 70% or more of the Fund’s net assets first become invested in privately issued infrastructure debt, asset-backed securities, and Private Funds and other investment vehicles that invest in Infrastructure Loans and other infrastructure assets. In addition, subject to the limitations set forth below, the Adviser has agreed to voluntarily waive a portion of the Investment Management Fee and/or reimburse certain direct expenses of the Fund such that the Total Annual Fund Expenses do not exceed an annualized rate, based on the average daily NAV of the Fund’s assets, of (i) 0.50% for the period April 1, 2024 through May 31, 2024 and (ii) 1.25% for the period June 1, 2024 through September 15, 2024 (the “Expense Caps”). This arrangement is at the sole discretion of the Adviser and may be terminated at any time. Amounts waived and/or reimbursed pursuant to the Expense Caps will not be recouped by the Adviser. Notwithstanding the foregoing, the following expenses will not be limited by such waiver and are not subject to or included in the Expense Caps: (i) Acquired Fund Fees and Expenses, including any fees of the Private Funds; (ii) interest payments; (iii) extraordinary expenses; and (iv) taxes. As compensation for providing services to the Fund, the Adviser pays each Sub-Adviser a fee based on a negotiated rate applied to the assets of the Fund allocated to the Sub-Adviser.

Shareholders should retain this Supplement for future reference.